UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F      ☒ Form 40-F

ATM Offering

On June 13, 2025, Avino Silver & Gold Mines Ltd. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Designated Agent”), H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC and A.G.P./Alliance Global Partners (each an “Agent”, and collectively, the “Agents”), pursuant to which the Company may issue and sell through the Agents common shares of the Company, with no par value (the “Shares”), with an aggregate offering price of up to a maximum of US$40.0 million, pursuant to a Registration Statement on Form F-10 (File No. 333-287246), as amended (the “Registration Statement”), filed under the Securities Act of 1933, as amended (“Securities Act”), with the Securities and Exchange Commission (the “Commission”) as declared effective on May 28, 2025, the prospectus contained therein dated May 26, 2025 (the “Base Prospectus”),  and a prospectus supplement dated June 13, 2025 (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”) filed with the Commission pursuant to General Instruction II.L to Form F-10.

The Company is not obligated to sell any Shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Designated Agent will use its commercially reasonable efforts, consistent with normal trading and sales practices and applicable U.S. state and federal laws, rules and regulations and the rules of the NYSE American to sell the Shares from time to time up to the amount specified and based upon the Company’s instructions, including any price, time or size limits or other customary parameters or conditions the Company may impose.

Under the Sales Agreement, the Designated Agent may sell Shares by any method deemed to be “at-the-market distribution” as defined in National Instrument 44-102, Shelf Distributions, including, without limitation, sales made directly on or through the NYSE American, or any other existing trading market for the Shares in the United States at market prices prevailing at the time of sale or at prices related to such prevailing market prices. In addition, pursuant to the terms and conditions of the Sales Agreement and subject to the instructions of the Company, the Designated Agent  may sell Shares by any other method permitted by law, including in negotiated transactions with the prior written consent of the Company.

The Sales Agreement may be terminated by each Agent or the Company at any time upon 10 days’ notice to the other parties, or by each Agent at any time under certain circumstances, including the occurrence of a material adverse change in the Company.

Under the Sales Agreement, the Company agreed to pay the Designated Agent a commission of up to 3.0% of the aggregate gross proceeds from each sale of Share and has agreed to provide the Agents with customary indemnification and contribution rights. The Company has also agreed to reimburse the Agents for reasonable fees and expenses, including legal fees, payable upon execution of the Sales Agreement, in an amount not to exceed US$100,000.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Sales Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of the Sales Agreement and in the context of the specific relationship between the parties. The provisions of the Sales Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to the Sales Agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

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This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy Shares, nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The information set forth in this report on Form 6-K, regarding the Sales Agreement, including the Exhibit 10.1 (excluding Exhibit 99.1) is hereby incorporated by reference into the Registration Statement.

This Report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts, such as statements regarding the sale of Shares under the Sales Agreement, if any, the intended use of proceeds, as well as termination of the Sales Agreement. The statements in this Report related to the completion, timing and size of the offering are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the offering. There can be no assurance that the Company will be able to sell all of the Shares pursuant to the offering. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the Commission. All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Press Release

A news release announcing entering into the Sales Agreement is attached as Exhibit 99.1.   The news release referred to in this report and attached as an exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Exhibits

Exhibit Number	Description of Exhibit

10.1	Sales Agreement, dated June 13, 2025, by and among Avino Silver & Gold Mines Ltd., Cantor Fitzgerald & Co., H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC and A.G.P./Alliance Global Partners
99.1	News Release - Avino Renews ATM Equity Program

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: June 13, 2025	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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